UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number: 001-34564

China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Nuokang Bio-Pharmaceutical Inc.

By:	/s/ Baizhong Xue
Name:	Baizhong Xue
Title:	Chairman and Chief Executive Officer

Date: January 15, 2013

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release dated January 14, 2013

Exhibit 99.2	Press Release dated January 15, 2013

Exhibit 99.1

China Nuokang Bio-Pharmaceutical Inc. Proposes to Adjourn Extraordinary General Meeting of Shareholders

BEIJING, Jan. 14, 2013 (GLOBE NEWSWIRE) — China Nuokang Bio-Pharmaceutical Inc. (Nasdaq:NKBP) (“Nuokang” or the “Company”) announced today that it intends to adjourn its extraordinary general meeting of shareholders to be held on January 15, 2013 at 9:30 a.m. (Beijing time) at 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong that was called to authorize and approve the proposed merger with an affiliate of Kingbird Investment Inc. (“Parent”), an affiliate of Mr. Baizhong Xue, the Chairman and Chief Executive Officer of the Company, pursuant to the agreement and plan of merger dated as of September 27, 2012, among the Company, Parent and Kingbird Mergerco. Inc. (“Merger Sub”), and, solely for the purposes of Section 6.16 thereof, Anglo China Bio-technology Investment Holdings Limited and Britain Ukan Technology Investment Holdings (Group) Limited. The Company intends to hold the extraordinary general meeting of shareholders on January 15, 2013, but immediately adjourn the meeting without conducting any business. No vote will be taken on January 15, 2013 for any resolution set forth in the notice of the extraordinary general meeting dated December 17, 2012.

The board of directors of the Company has determined that it is in the best interests of its shareholders to adjourn the extraordinary general meeting because Parent has advised the Company that it requires additional time to obtain its contemplated debt financing for the pending transaction.

The Company intends to resume the adjourned extraordinary general meeting of shareholders as soon as practicable following confirmation from Parent that the debt financing will be available at the closing of the transaction, and Parent has further advised the Company that it expects this will not be later than March 21, 2013. The resolutions set out in the notice of the extraordinary general meeting dated December 17, 2012 will be considered and voted on at such time as the adjourned extraordinary general meeting is resumed. The Company will give notice to shareholders of the date on which the adjourned extraordinary general meeting will be resumed as soon as a date is selected, and in any event not less than seven calendar days prior to such resumed meeting.

About China Nuokang Bio-Pharmaceutical Inc.

China Nuokang Bio-Pharmaceutical Inc. (Nasdaq:NKBP) is a leading biopharmaceutical company in China focused on the research, development, manufacture, marketing and sales of hospital-based medical products. The Company provides a diversified portfolio of products across more than 4,200 hospitals in China Nuokang’s principal products include Baquting®, China’s leading hemocoagulase product by market share, Kaitong®, a lipid emulsion alprostadil product for the treatment of peripheral vascular diseases, cardiocerebral microcirculation disorders and post-surgery thrombosis; and alpha lipoic acid capsules, or ALA, an antioxidant product that addresses diabetic neuropathy. The Company’s product pipeline includes product candidates under development in hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention. Please visit www.nkbp.com for more information.

Forward-Looking Statements

This press release contains forward-looking statements relating to the potential acquisition of the Company by an affiliate of Mr. Baizhong Xue, the Chairman and Chief Executive Officer of the Company. These are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The actual results of the transaction could vary materially as a result of a number of factors, including: uncertainties as to how the Company’s shareholders will vote at the extraordinary general meeting; the possibility that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived. These forward-looking statements reflect the Company’s expectations as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

China Nuokang Bio-Pharmaceutical Inc.

Mr. Steven Duan

Vice President of Investor Relations

Email: dsz@nkbp.com

ICR, Inc.

Mr. Rob Koepp

Tel: (+86) 10-6583-7516 or (646) 405-5180

Email: robert.koepp@icrinc.com

2

Exhibit 99.2

China Nuokang Bio-Pharmaceutical Inc. Adjourns Extraordinary General Meeting of Shareholders

BEIJING, Jan. 15, 2013 (GLOBE NEWSWIRE) — China Nuokang Bio-Pharmaceutical Inc. (Nasdaq:NKBP) (“Nuokang” or the “Company”) announced today that it has adjourned its extraordinary general meeting of shareholders that was called to authorize and approve the proposed merger with an affiliate of Kingbird Investment Inc. (“Parent”), an affiliate of Mr. Baizhong Xue, the Chairman and Chief Executive Officer of the Company, pursuant to the agreement and plan of merger dated as of September 27, 2012, among the Company, Parent and Kingbird Mergerco. Inc. (“Merger Sub”), and, solely for the purposes of Section 6.16 thereof, Anglo China Bio-technology Investment Holdings Limited and Britain Ukan Technology Investment Holdings (Group) Limited. Parent has advised the Company that it requires additional time to obtain its contemplated debt financing for the pending transaction. Apart from the motion to adjourn, no other business was conducted at the extraordinary general meeting of shareholders on January 15, 2013. The resolutions set out in the notice of the extraordinary general meeting dated December 17, 2012 will be considered and voted on at such time as the adjourned extraordinary general meeting is resumed. The Company intends to resume the adjourned extraordinary general meeting of shareholders as soon as practicable following confirmation from Parent that the debt financing will be available at the closing of the transaction, and Parent has further advised the Company that it expects this will not be later than March 21, 2013. The Company will give notice to shareholders of the date on which the adjourned extraordinary general meeting will be resumed as soon as a date is selected, and in any event not less than seven calendar days prior to such resumed meeting.

About China Nuokang Bio-Pharmaceutical Inc.

China Nuokang Bio-Pharmaceutical Inc. (Nasdaq:NKBP) is a leading biopharmaceutical company in China focused on the research, development, manufacture, marketing and sales of hospital-based medical products. The Company provides a diversified portfolio of products across more than 4,200 hospitals in China Nuokang’s principal products include Baquting®, China’s leading hemocoagulase product by market share, Kaitong®, a lipid emulsion alprostadil product for the treatment of peripheral vascular diseases, cardiocerebral microcirculation disorders and post-surgery thrombosis; and alpha lipoic acid capsules, or ALA, an antioxidant product that addresses diabetic neuropathy. The Company’s product pipeline includes product candidates under development in hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention. Please visit www.nkbp.com for more information.

Forward-Looking Statements

This press release contains forward-looking statements relating to the potential acquisition of the Company by an affiliate of Mr. Baizhong Xue, the Chairman and Chief Executive Officer of the Company. These are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The actual results of the transaction could vary materially as a result of a number of factors, including: uncertainties as to how the Company’s shareholders will vote at the extraordinary general meeting; the possibility that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived. These forward-looking statements reflect the Company’s expectations as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

China Nuokang Bio-Pharmaceutical Inc.

Mr. Steven Duan

Vice President of Investor Relations

Email: dsz@nkbp.com

ICR, Inc.

Mr. Rob Koepp

Tel: (+86) 10-6583-7516 or (646) 405-5180

Email: robert.koepp@icrinc.com